

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2016

Dori Assaly
Senior Vice President, Legal and Corporate Secretary
QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5

> **Re: QLT Inc.**
> **Registration Statement on Form S-3**
> **Filed October 24, 2016**
> **File No. 333-214202**

Dear Ms. Assaly:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-3 filed October 24, 2016

General

1. The unit subscription agreement filed as exhibit 10.1 indicates that that the private placement closing will occur immediately prior to the closing of your merger with Aegerion Pharmaceuticals, Inc. Given your proxy disclosures indicate that the merger with Aegerion remains subject to shareholder approvals and other closing conditions, it is premature to register this secondary offering of common stock and common stock underlying the warrants at this time. For guidance, see the Division of Corporation Finance's Securities Act Sections Compliance and Disclosure Interpretations Question 139.11 available on the Commission's website. Accordingly, please note we will not be

in a position to accelerate the effective date of the registration statement until such time as the selling shareholders are irrevocably bound to acquire the units.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph McCann, Staff Attorney, at (202) 551-6262 or Mary Beth Breslin, Legal Branch Chief, at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance